

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via E-mail:</u>
Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

>   **Re: China Telecom Corporation Limited**
>   **Form 20-F for the fiscal year ended December 31, 2011**
>   **Filed April 30, 2012**
>   **Response dated July 26, 2012**
>   **File No. 1-31517**

Dear Mr. Wang:

We have reviewed your response letter dated July 26, 2012 and have the following comments. As noted in our letter dated July 12, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Notes to Financial Statements

Note 2. Significant Accounting Policies, page F-14

1. We note your response to comment two from our letter dated July 12, 2012. Considering that paragraph 9 of IAS 18 requires revenue to be measured at the fair value of consideration received or receivable, please expand your accounting policy to describe why you believe that the residual method of accounting for promotional packages provides the most relevant or reliable presentation of terminal equipment sold as part of bundled sales.

2. We note your response to comment three from our letter dated July 12, 2012. Please revise your note disclosures in future filings to describe your revenue recognition policy for value-added services, as set forth in your letter dated July 26, 2012. As materiality warrants, please disclose which value-added services are provided on a net or gross basis.

3. We note your response to comment four from our letter dated July 12, 2012. Considering your policy of recognizing revenue from the sale of handsets as described in your response to prior comment two, please tell us and disclose why you present costs of telecommunications equipment offered to your customers free of charge or at a reduced price as a selling, general and administrative expense rather than a network operations and support cost. Also tell us and disclose how you classify revenue received from the sale of handsets in your income statements.

4. In future filings, please revise to disclose the types of expenses included in your "network operations and support" line item as reported on the face of your consolidated income statements.

Please file all correspondence over Edgar. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director